Exhibit 99.1

Merus Labs Reports Fiscal Q1 2017 Results

•	Gross Basis Revenue of $30.9 million in fiscal Q1 2017
•	Adjusted EBITDA of $10.8 million in fiscal Q1 2017
•	Conference call on February 14, 2017 at 8:30 a.m. ET

TORONTO, Feb. 14, 2017 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] announced its financial results for the first quarter of fiscal 2017.

Corporate Highlights

Adjusted EBITDA was $10.8 million in fiscal Q1 2017. Solid sales performance was offset by anticipated increased operating expenses, and resulted in Adjusted EBITDA that met the Company's expectations.

"The first quarter of 2017 performance met our expectations and we are on track to executing our plan for the year." said Barry Fishman, Chief Executive Officer. "Our near-term priority continues to be optimizing the profitability of our diverse product line."

Over the past twelve months, Merus has invested in new products, people, capabilities, systems and the increased working capital required for its expanded product portfolio. The Company now has a solid pan-European platform and a high-performing team that is sharply focused on execution, including the delivery of key cost and sales optimization initiatives.

Q1 2017 Financial Results

•	Revenues increased to $26.1 million for Q1 2017 from $15.9 million for Q1 2016, representing a year-over-year increase of 64%
•	Gross Basis Revenues[1] increased to $30.9 million for Q1 2017 from $18.3 million for Q1 2016, representing a year-over-year increase of 69%
•	Net loss increased to $6.3 million for Q1 2017 from $0.9 million for Q1 2016, with $4.3 million of the increase attributable to foreign exchange
•	Adjusted EBITDA[1] increased to $10.8 million during Q1 2017 from $8.5 million for Q1 2016, representing a year-over-year increase of 27%.

1See below under "Non-IFRS Financial Measures" for a discussion of Gross Basis Revenues and  Adjusted EBITDA and a reference to the reconciliation to the results presented in the financial statements.

Product Sales

Revenue for the first fiscal quarter of 2017 was $26.1 million, compared to $15.9 million for the same period last year, with the increase primarily related to new product acquisitions made in fiscal Q2 2016. Gross Basis Revenue for the first quarter of fiscal 2017 was $30.9 million, a 69% increase over the first quarter of the prior year. Revenue in the quarter reflected anticipated wholesaler destocking of Enablex®, Sintrom® and the Nitrates, but was partially off-set by strong sales of Salagen® and women's health products. Overall, product demand was consistent with Company expectations.

Sintrom® Gross Basis Revenue in the quarter of $5.6 million reflects wholesalers release of safety stock related to the completion of the first phase of technology transfer in Spain.  The Company expects Sintrom® inventories to continue to fluctuate over the course of 2017 and normalize at year-end as the remaining phases of technology transfer are implemented.

Nitrates Gross Basis Revenue was $12.8 million in the quarter as some wholesalers work through the additional product purchased in fiscal Q4 2016 as part of the transfer of UCB affiliate inventory directly to Merus customers.  The transfer of the marketing authorizations for the nitrates portfolio is nearing completion with only eight countries remaining in transition and only two countries expected to remain in transition at the end of fiscal Q2.  At that point, essentially all sales will be effectively conducted by Merus and recorded at full sales value.

Emselex® Gross Basis Revenue was $5.6 million for fiscal Q1 2017, lower than the previous quarter due to initial inventory purchases in fiscal Q4 2016 to support new market launches. In-market sales in the Czech Republic were above expectations as a major competitor lost full reimbursement status. As well, continued growth in the UK and Portugal and market share gains in Germany are anticipated to generate incremental sales over the course of fiscal 2017.

Revenue for Salagen® and the women's health portfolio were stronger than expected during the quarter as demand increased due to some competitor back orders and the execution of a number of supply chain improvements.

Cost of Goods

Cost of goods reported on a Gross Basis were $13.0 million in the quarter.  Gross margin improved from 55% in Q4 2016 to 58% in Q1 2017 and is expected to continue to improve over the course of fiscal 2017. Gross margins for our overall base business are expected to exceed 60% once the Sintrom® manufacturing and active pharmaceutical ingredient (API) transfers are fully completed, and inventory of the previous higher cost product is sold in late 2017.

The Company continues to expect Sintrom® related product cost savings during fiscal 2017 of approximate half of the full annualized potential of $8 million, and that by fiscal year end, the technology transfer will be fully implemented and full savings will be being realized. The Company has reached a major milestone in the execution of our technology transfer and started shipping product produced by our contract manufacturer (with Novartis manufactured active pharmaceutical ingredient) in Spain, Merus' largest Sintrom® market.

Operating Expenses

Operating expenses (marketing and selling and general and administrative expenses, net of the settlement of all Factive® related claims) were $7.1 million or 23% of Gross Basis Revenue. Operating expenses in the quarter reflect some non-recurring spending on compliance related activities related to the transition to a new service provider.  This transition is expected to be completed in fiscal Q2 2017 and the financial benefits of this transition will start to be realized in second half of fiscal 2017.

The Company settled all outstanding Factive® related litigation claims, which was Merus' only litigation matter. The cost of this settlement has been included in General & Administrative expenses but excluded from adjusted EBITDA. The Company is currently not party to any legal proceedings.

During the quarter the Company changed accounting policies with respect to logistics costs (consistent with industry practices) and reclassified them from operating expenses to cost of goods. This change has no impact on EBITDA or Adjusted EBITDA.

Balance Sheet

Working capital (inventory plus receivables, less payables) reached $26.0 million in fiscal Q1 2017 compared to $13.7 million twelve months prior.  The Company's strong operating cash flow continues to be temporarily constrained as we build working capital and aggressively de-lever. At the end of fiscal Q1 2017 the Company temporarily secured an increase in its revolving credit line facility and relaxed related covenants on its senior secured debt in order to increase financial flexibility for 2017.  The Company expects working capital to reach peak levels during fiscal Q2 2017 and free cash flow to start to increase during the second half of 2017.  The Company's net debt, as at December 31, 2016 was $139.5 million.

At the end of fiscal Q1 2017, the Company had a leverage ratio of approximately 3.0, and as Merus de-levers its balance sheet, this ratio is expected to decrease below 2.0 during the next twelve months, without consideration of new acquisitions.

The amortization period and method for several product rights were revised to reflect Management's estimate of a longer than originally planned useful life for the asset. This change resulted in decreased non-cash expenses of approximately $1.3 million in the fiscal first quarter, but had no impact on EBITDA or Adjusted EBITDA.

Fiscal 2017 Guidance

The Company reiterates that fiscal 2017 Adjusted EBITDA is expected to be in the range of $44 to $48 million. Merus is planning for a stronger second half in fiscal 2017, where approximately 55% of annual Adjusted EBITDA is expected. As the Company realizes the benefit of several key profit enhancing initiatives, fiscal Q4 2017 Adjusted EBITDA is expected to be approximately 25% higher than the first quarter of fiscal 2017.

The Company's fiscal 2017 guidance reflects an expected $4 million savings from the Sintrom® technology transfer, incremental operating profit from new launches of Emselex® and a reduction in ongoing operating expenses (primarily in the regulatory and compliance area). These initiatives drive improved second half of fiscal 2017 performance, with some one-time costs incurred in the first half of fiscal 2017.

The Company's fiscal 2017 focus is on operational effectiveness: optimizing sales, streamlining expenses, re-assessing our debt structure, and enhancing the Company's systems and processes.

Merus Strategy

The Company's strategy is to profitably grow our business by acquiring prescription products that are well established, with good margins and predictable cash flow, and to complement our legacy product line with specialist prescribed growth products.

Product Pipeline

Merus' business development is currently focused on targeting select assets where our investment to build the market with key prescribers is spread over a number of years, and organic growth is generated. The Company's legacy portfolio provides steady cash flow that can be used to help fund growth product acquisitions. These two elements naturally balance each other.

Future new product acquisitions will leverage the Company's pan-European and select market platform. The Company, over the next few years, plans to evolve into a sharp focus on two to three core therapeutic categories to leverage Merus' scalable business model, and drive growth.

Conference Call

The Company will hold a conference call on February 14, 2017 at 8:30am ET to discuss fiscal Q1 2017 results.  The conference call can be accessed by dialing 416 764 8688 in Toronto, 1 888 390 0546 in North America, and entering conference ID 03788914.  International participants please dial +1 416 764 8688.  A replay will be made be available for those not able to attend live by dialing 1 888 390 0541, playback passcode 788914 #, shortly after the call.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The terms "Gross Basis Revenues", "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies.

Gross Basis Revenues is a non-IFRS measure that the Company defines as revenue that it would have received had it held title to and sold its products directly to its customers during a transition period following the transfer of a newly acquired product from the original owner to the Company.  Gross Basis Revenues are calculated from revenues, as reflected in the Company's financial statements, by adding back the cost of goods sold and selling expenses that are associated with the revenues as reported by the original owner.  This information is provided in order to allow investors to understand the actual underlying revenues for the recently acquired products in order that they can be comparable to other products and future periods.

EBITDA and adjusted EBITDA are important measurements that allow the Company to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, one-time legal settlement costs and acquisition costs.

The Company's method for calculating Gross Basis Revenues, EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to Gross Basis Revenues, EBITDA and adjusted EBITDA used by other issuers. See the Company's Annual 2016 MD&A for a reconciliation of these measures to their respective nearest IFRS measures. Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release may constitute future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, the Company's cost reduction efforts and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for the year ended September 30, 2016 for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs Inc.

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%SEDAR: 00033795E

For further information: Phone: (905) 726-0995, Email: info@meruslabs.com, Website: www.meruslabs.com

CO: Merus Labs Inc.

CNW 07:00e 14-FEB-17